

BB 1/16

OMB APPROVAL	
OMB Number:	3235-0123
Expires: January 31, 2007	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Octagon Trading Group, LLC~~
(now known as Tritaurian Capital LLC)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Penn Plaza, Suite 1910
(No. and Street)

New York (City) NY (State) 10121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth D. Norensberg (212) 292-5025 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JAN 18 2008
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - if individual, state last, first, middle name)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 26 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AD 1/17

OATH OR AFFIRMATION

I, Kenneth D. Norensberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Octagon Trading Group, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Managers
Octagon Trading Group, LLC

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Octagon Trading Group, LLC as of December 31, 2006 and the related statements of income, changes in member's equity, and cash flows for year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Octagon Trading Group, LLC as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

February 12, 2007

Octagon Trading Group, LLC

Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 43,131
Prepaid expenses	1,287
Total Assets	$ 44,418

Liabilities and Member's Equity

Liabilities	
Accounts payable	$ 542
Member's Equity	43,876
Total Liabilities and Member's Equity	$ 44,418

The accompanying notes are an integral part of these financial statements

Octagon Trading Group, LLC

Statement of Income
For the Year Ended December 31, 2006

Revenues	
Interest income	$ 1,833
	1,833
Operating Expenses	
Regulatory fees	6,975
Professional fees	4,515
	11,490
Net loss	$ (9,657)

The accompanying notes are an integral part of these financial statements

Octagon Trading Group, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2006

	Member's Equity
Balance December 31, 2005	$ 153,533
Member distributions	(100,000)
Net loss	(9,657)
Balance December 31, 2006	$ 43,876

The accompanying notes are an integral part of the financial statements.

Octagon Trading Group, LLC

Statement of Cash Flows
For the Year Ended December 31, 2006

Operating Activities	
Net loss	$ (9,657)
Adjustments to reconcile income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Prepaids	40
Net Cash Used in Operating Activities	(9,617)
Financing Activities	
Member distributions	(100,000)
Net Cash Used in Financing Activities	(100,000)
Decrease in Cash and Cash Equivalents	(109,617)
Cash and Cash Equivalents at Beginning of Year	152,748
Cash and Cash Equivalents at End of Year	$ 43,131

The accompanying notes are an integral part of these financial statements.

Octagon Trading Group, LLC

Notes to Financial Statements
December 31, 2006

Note 1 - Significant Accounting Policies

Description of Business
Octagon Trading Group, LLC is a registered broker and dealer. As a securities broker and dealer, the Company provides investment banking services involving securities transactions to various companies.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Transactions related to investment banking are recognized on the trade date of the underlying securities, as if they had settled.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company does not pay income taxes. The Company did not pay any interest during 2006.

Income Taxes
The Company has elected under the Internal Revenue Code, to be taxed as a one-member limited liability company. Accordingly, the member rather than the Company, will be taxed on income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Note 2 – Related Party Transactions

Snowberry Holdings, LLC, the Company's 100% owner has agreed to pay fixed expenses and some variable expenses of the Company, with no recourse as to future repayment. This agreement was effective October 1, 2005.

Note 3 – Gain Contingency

The Company is contractually due 40,000 non-transferable warrants to purchase shares of Brainstorm Cell Therapeutics, Inc. at $1.50 per share. These warrants have not been recorded, since management ascribes no value to these warrants.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital required under the rule is the greater of $5,000 or 6 2/3% of the aggregate indebtedness of the Company. On December 31, 2006, the Company had net capital of $41,726, which was $36,726 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.013 to 1.

Note 5 - Control Requirements

There are no amounts, as of December 31, 2006, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(1) and thus is exempt from the provisions of Rule 15c3-3.

Note 6 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There was one reconciling item between the December 31, 2006 unaudited Focus report and this report with respect to the computation of net capital. The net effect was a decrease of $863.

Net capital as reported on the unaudited Focus report as of December 31, 2006	$	42,589
Increase in securities haircuts		(863)
Net Capital as Audited	$	41,726

Octagon Trading Group, LLC

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2006

Net Capital	
Member's equity	$ 43,876
Less nonallowable assets	1,287
Net capital before haircuts on security positions	42,589
Haircuts on securities	(863)
Net capital	$ 41,726
Aggregate Indebtedness	$ 542
Net capital required based on aggregate indebtedness	$ 36
Computation of Basic Net Capital Requirement	
Minimum net capital required (Based on minimum dollar requirement)	$ 5,000
Excess Net Capital	$ 36,726
Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)	$ 41,672
Percentage of Aggregate Indebtedness to Net Capital	1.30%


Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
Octagon Trading Group, LLC

In planning and performing our audit of the consolidated financial statements of Octagon Trading Group, LLC. as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determing compliance with the exemptive provisions of the rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles (GAAP) such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a material weakness related to the lack of segregation of duties and related to the control over the selection and application of accounting principles in conformity with GAAP. This weakness does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, IN
February 12, 2007

END